100 Huntington Avenue
Tower 2, Floor 3
Mail Stop CPH0326
Boston, MA 02116

February 13, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 129 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 130 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2015. No fees are required in connection with this filing.

The Amendment is being filed to register Service Class shares of a new series to the Registrant designated as Transamerica American Funds Managed Risk VP and to provide updated disclosure related to a sub-adviser change for Transamerica PineBridge Inflation Opportunities VP.

Please direct any comments or questions concerning this filing to the undersigned at (617) 662-1013.

Very truly yours,

/s/ Kimberly McGinn
Kimberly McGinn
Assistant Vice President and Associate Counsel
State Street Bank and Trust Company